UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

CROSSTEX ENERGY, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

22765U102

(CUSIP Number)

George Fan

GSO Capital Partners LP

280 Park Avenue, 11th Floor

New York, New York 10017

Tel.: (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22765U102
1.	Names of Reporting Persons. GSO Crosstex Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,705,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,705,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.84%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 22765U102
1.	Names of Reporting Persons. Blackstone / GSO Capital Solutions Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,705,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,705,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.84%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22765U102
1.	Names of Reporting Persons. Blackstone / GSO Capital Solutions Associates LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,705,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,705,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.84%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 22765U102
1.	Names of Reporting Persons. GSO Holdings I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,705,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,705,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.84%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 22765U102
1.	Names of Reporting Persons. Blackstone Holdings I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,705,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,705,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.84%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22765U102
1.	Names of Reporting Persons. Blackstone Holdings I/II GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,705,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,705,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.84%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22765U102
1.	Names of Reporting Persons. The Blackstone Group L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,705,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,705,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.84%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22765U102
1.	Names of Reporting Persons. Blackstone Group Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,705,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,705,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.84%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 22765U102
1.	Names of Reporting Persons. Stephen Schwarzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,705,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,705,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.84%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22765U102
1.	Names of Reporting Persons. Bennett J. Goodman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,705,882
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,705,882
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.84%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22765U102
1.	Names of Reporting Persons. J. Albert Smith III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,705,882
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,705,882
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.84%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22765U102
1.	Names of Reporting Persons. Douglas I. Ostrover
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,705,882
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,705,882
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.84%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Units (“Common Units”), of Crosstex Energy, L.P., a Delaware limited partnership (the “Issuer”), having its principal executive offices at 2501 Cedar Springs, Dallas, Texas 75201.

Item 2.	Identity and Background.

(a) – (b) This Schedule 13D is being filed by:

•

(i) GSO Crosstex Holdings LLC, which is a Delaware limited liability company, (ii) Blackstone / GSO Capital Solutions Fund LP, which is a Delaware limited partnership (collectively, the “GSO Funds”), and (iii) Blackstone / GSO Capital Solutions Associates LLC, which is a Delaware limited liability company (together with the GSO Funds, the “GSO Entities”);

•	Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover, each of whom is a United States citizen (collectively, the “GSO Executives”);

•

(i) GSO Holdings I LLC, which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (iv) The Blackstone Group L.P., which is a Delaware limited partnership, and (v) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”);

•	Stephen A. Schwarzman, who is a United States citizen (together with the GSO Entities, the GSO Executives and the Blackstone Entities, the “Reporting Persons”)

Blackstone / GSO Capital Solutions Fund LP is the holder of a majority of the membership interests of GSO Crosstex. Blackstone / GSO Capital Solutions Associates LLC is the general partner of Blackstone / GSO Capital Solutions Fund LP. GSO Holdings I LLC is the managing member of Blackstone / GSO Capital Solutions Associates LLC. Blackstone Holdings I L.P. is the sole member of GSO Holdings I LLC. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is controlled by Stephen A. Schwarzman, one of its founders. Each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover is an executive of GSO Capital Partners LP, which is an affiliate of Blackstone / GSO Capital Solutions Associates LLC.

The principal business address of each of the GSO Entities and the GSO Executives is c/o GSO Capital Partners LP, 280 Park Avenue, 11th Floor, New York, NY 10017. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

(c) The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments. The principal business of Blackstone / GSO Capital Solutions Associates LLC is performing the functions of, and serving as, the general partner of Blackstone / GSO Capital Solutions Associates Fund LP.

The principal business of GSO Holdings I LLC is performing the functions of, and serving as, the managing member of Blackstone / GSO Capital Solutions Associates LLC. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, the sole member of GSO Holdings I LLC and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner of Blackstone Holdings I L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Stephen A. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman, Smith and Ostrover is serving as an executive of GSO Capital Partners LP.

14

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 6, 2010, pursuant to a privately-negotiated Series A Convertible Preferred Unit Purchase Agreement (the “Purchase Agreement”) with the Issuer, GSO Crosstex Holdings LLC (the “Purchaser”) purchased 14,705,882 Series A Convertible Preferred Units, representing limited partner interests of the Issuer (the “Preferred Units”), for a cash purchase price of $8.50 per Preferred Unit (the “Issue Price”), resulting in total gross proceeds of approximately $125 million for the Issuer (the “Purchase Price”). Pursuant to the fee letter agreement (the “Fee Letter”), dated January 6, 2010, between the Issuer and the Purchaser, the Issuer paid a designee of the Purchaser, as consideration for the Purchaser’s agreement to enter into the Purchase Agreement, an amount equal to 3% of the Purchase Price. The descriptions of the Purchase Agreement and the Fee Letter are not intended to be complete and are qualified in their entirety by the complete text of such agreements, which are filed as Exhibits 2 and 4, respectively, hereto and are incorporated herein by reference.

The Purchaser’s payment of the Purchase Price was funded by, among other things, capital contributions by the Purchaser’s members. The Purchaser’s payment obligations under the Purchase Agreement are guaranteed by Blackstone / GSO Capital Solutions Fund LP and Blackstone / GSO Capital Solutions Overseas Master Fund L.P.

Item 4.	Purpose of Transaction.

The Purchaser purchased the Preferred Units under the Purchase Agreement for investment purposes. In addition, pursuant to the Board Representation Agreement (the “Board Representation Agreement”), dated January 19, 2010, among the Purchaser, the Issuer and certain affiliates of the Issuer, the Purchaser will receive a seat on the Board of Directors of Crosstex Energy GP, LLC, the general partner of the general partner of the Issuer, expanding the size of Crosstex Energy GP, LLC’s Board of Directors from seven to eight members. As of the date hereof, D. Dwight Scott is the Purchaser’s appointee on the Board of Directors of Crosstex Energy GP, LLC. The description of this Board Representation Agreement is not intended to be complete and is qualified in its entirety by the complete text of the agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the agreements described herein, the Reporting Persons may seek to dispose of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective members, partners, stockholders or beneficiaries, as applicable) from time to time, and/or may seek to directly or indirectly acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described above, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer.

15

Item 5.	Interest in Securities of the Issuer.

(a) – (b) According to information provided by the Issuer, there were 49,676,125 shares of Common Units outstanding as of January 6, 2010.

The Preferred Units reported herein are held by GSO Crosstex Holdings LLC.

The aggregate number and percentage of the shares of Common Units of the Issuer beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any securities of the Issuer.

(d) Except as set forth in Item 6 below, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6. Pursuant to the Purchase Agreement, the Preferred Units are convertible into Common Units on a one-for-one basis, subject to certain adjustments. The Purchaser may convert the Preferred Units at any time, and the Issuer may convert the Preferred Units after three years if certain conditions are met. The Purchaser will receive a quarterly distribution, which will be the greater of $0.2125 per Preferred Unit, or the amount of the quarterly distribution paid to holders of Common Units, subject to certain adjustments. Such quarterly distribution per Preferred Unit may be paid in cash, in additional Preferred Units issued in kind or any combination thereof, provided that the Issuer may not pay distributions in-kind for any quarter in which cash distributions are paid on the Common Units.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated January 19, 2010, among the Reporting Persons (filed herewith).

2.	Series A Convertible Preferred Unit Purchase Agreement, dated January 6, 2010 between the Issuer and the Purchaser (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on January 11, 2010).

3.	Board Representation Agreement, dated January 19, 2010, among the Issuer, Crosstex Energy GP, LLC, Crosstex Energy GP, L.P., Crosstex Energy, Inc. and the Purchaser (filed herewith).

4.	Fee letter agreement, dated January 6, 2010, between the Issuer and GSO Crosstex Holdings LLC (filed herewith).

5.	Power of Attorney, dated May 16, 2006, granted by Bennett J. Goodman in favor of George Fan.

6.	Power of Attorney, dated May 16, 2006, granted by J. Albert Smith III in favor of George Fan.

7.	Power of Attorney, dated May 16, 2006, granted by Douglas I. Ostrover in favor of George Fan.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2010

GSO Crosstex Holdings LLC

By:	/s/ GEORGE FAN
Name:	George Fan
Title:	Authorized Person

16

Blackstone / GSO Capital Solutions Fund LP

By:	/s/ GEORGE FAN
Name:	George Fan
Title:	Authorized Person

Blackstone / GSO Capital Solutions Associates LLC

By:	/s/ GEORGE FAN
Name:	George Fan
Title:	Authorized Person

GSO Holdings I LLC

By:	/s/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Person

Blackstone Holdings I L.P.

By:	/s/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Person

Blackstone Holdings I/II GP Inc.

By:	/s/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Person

The Blackstone Group L.P.

By:	/s/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Person

Blackstone Group Management L.L.C.

By:	/s/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Person

Mr. Stephen A. Schwarzman

By:	/s/ STEPHEN A. SCHWARZMAN
Name:	Stephen A. Schwarzman

Bennett J. Goodman

By:	/S/ GEORGE FAN
Name:	George Fan
Title:	Attorney-In-Fact

J. Albert Smith III

By:	/S/ GEORGE FAN
Name:	George Fan
Title:	Attorney-In-Fact

Douglas I. Ostrover

By:	/S/ GEORGE FAN
Name:	George Fan
Title:	Attorney-In-Fact

17